Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-212513

Subject Company: Westar Energy, Inc.

Explanatory Note: A link to the following communication was posted by Great Plains Energy Incorporated on its website.

30 W Pershing Road, Suite 301 | Kansas City, MO 64108-2423 | 816-221-2424 | kcchamber.com

JOE REARDON

President and

Chief Executive Officer

September 20, 2016

Daniel Y. Hall

Chairman, Missouri Public Service Commission

200 Madison Street, PO Box 360

Jefferson City, MO 65102-0360

Dear Chairman Hall:

I am writing in support of the proposed merger between KCP&L and Westar Energy. These two Kansas City regional companies coming together will certainly benefit our businesses, our community, and our future. This merger will enhance the Greater Kansas City community based on the strong track record of both companies in their community engagement.

Both KCP&L and Westar are leaders of the broader regional community. They are dedicated to advancing the growth of our region’s businesses and economy. They advocate on behalf of our regional community both locally and globally. They collaborate both amongst each other and with businesses in the region. They connect community and commerce towards a higher purpose and goal. They are champions for the region through their innovative and visionary business models and leadership. Finally, they empower their employees to be stewards of the communities in which they live, work and play. I have been witness to this engagement in my role at the Chamber and am encouraged by the positive opportunity this combination will provide to the Kansas City region.

History has proven that when utilities are operated by holding companies located far away from the regions they serve, their support for local community engagement and economic development declines. When utilities expand their operations in a geographic region, they become that much more committed and engaged.

We also know that businesses around the country and the world understand the importance of competitive electric rates and the benefits of a diversified portfolio of energy sources. KCP&L and Westar’s innovations and leadership have fostered a climate in our region that attracts businesses and skilled individuals. The merger will improve our competitive advantage, creating opportunities and savings throughout our area.

The Greater Kansas City metro area is home to vibrant cities, flourishing suburban communities, rolling hills and tree-lined boulevards, a thriving economy driven by thousands of small businesses, tech start-ups, medical research and the headquarters of companies like Hallmark and Sprint. With your approval, we can also add an innovative and collaborative Fortune 1000 utility whose top priority will be the betterment of our region.

Sincerely,

Joe Reardon

President and CEO

cc:	Secretary Morris L. Woodruff

Commissioner Stephen M. Stoll

Commissioner William P. Kenney

Commissioner Scott T. Rupp

Commissioner Maida J. Coleman

Forward Looking Statements

Statements made on this communication that are not based on historical facts are forward-looking, involve risks and uncertainties, and speak only as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the proposed acquisition of Westar, the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint venture or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated acquisition of Westar; the risk that a condition to the closing of the anticipated acquisition of Westar or the committed debt or equity financing may not be satisfied or that the anticipated acquisition may fail to close; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the anticipated acquisition of Westar and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated acquisition of Westar; the costs incurred to consummate the anticipated acquisition of Westar; the possibility that the expected value creation from the anticipated acquisition of Westar will not be realized, or will not be realized within the expected time period; the credit ratings of Great Plains Energy following the anticipated acquisition of Westar; disruption from the anticipated acquisition of Westar making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; and other risks and uncertainties.

The foregoing list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy has filed and will file with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other risk factors are detailed from time to time in Great Plains Energy’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date it was made. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This information on this website does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-212513), which was declared effective by the SEC, and a definitive joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, each of which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. Great Plains Energy and Westar have mailed to their respective shareholders the definitive joint proxy statement/prospectus in connection with the transaction. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION.

Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.